                              EMPLOYMENT AGREEMENT

         This Agreement between EmCare Holdings Inc., a Delaware corporation (the "Company"), and William F. Miller III ("Executive") is hereby entered into
as of             , 1997.

                                   RECITALS:


         The Company has entered into an agreement and plan of merger (the
"Merger Agreement") dated as of July   , 1997 by and among the Company, Laidlaw
Inc., a Canadian corporation ("Laidlaw") and EHI Acquisition Corp., a wholly-owned subsidiary of Laidlaw ("Acquisition").

         Pursuant to the Merger Agreement, Acquisition will make a tender offer to acquire all outstanding shares of common stock, par value $0.01 per share, of the Company in accordance with the terms and subject to the conditions provided for therein (the "Offer"). Subsequent to the Offer, Acquisition will merge with and into the Company (the "Merger") and the Company will become a wholly-owned indirect subsidiary of Laidlaw.

         Executive is or will be employed by the Company in a confidential relationship wherein Executive, in the course of his employment with the Company, has and will become familiar with and aware of information as to the specific manner of doing business and the customers of the Company, and its subsidiaries and future plans with respect thereto, all of which will be established and maintained at great expense to the Company and its subsidiaries; this information is a trade secret and constitutes the valuable goodwill of the Company and its subsidiaries.

         Executive recognizes that the business of the Company and its subsidiaries depends upon a number of trade secrets, including secret techniques, methods and data. The protection of these trade secrets is of critical importance to the Company and its subsidiaries.

         The Company and its subsidiaries will sustain great loss and damage if Executive should violate the provisions of paragraph 3 of this Agreement. Further, monetary damages for such losses would be extremely difficult to measure.

         NOW THEREFORE, in consideration of the mutual promises, terms, covenants and conditions set forth herein and the performance of each, effective as of the time of the Merger, it is hereby agreed as follows:


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

1.       EMPLOYMENT AND DUTIES

(a) The Company hereby employs Executive as President and Chief Operating Officer of Emcare Holdings, Inc. to perform the duties normally associated therewith. Executive shall report directly to the Chief Executive Officer of the Company. Executive hereby accepts this employment upon the terms and conditions herein contained and agrees to devote his full time, attention and efforts to promote and further the business and services of the Company. Executive shall faithfully adhere to, execute and fulfill all policies established by the Company.

(b) Executive shall perform such duties, assume such responsibilities and devote such time and energy to the business of the Company as the Chief Executive Officer of the Company shall from time to time require and shall not, during the term of his employment hereunder, be engaged in any other business activity pursued for gain, profit or other pecuniary advantage without the prior approval of the Company.

         However, the foregoing limitations shall not be construed as prohibiting Executive from making personal investments in such form and manner as will neither require his services in the operation or affairs of the companies or enterprises in which such investments are made nor violate the terms of paragraph 3 hereof. The Executive shall not be prohibited from serving as a director of other entities provided there is no conflict with the business of the Company or the ability of the Executive to perform his duties hereunder subject in any case to the approval of the Chief Executive Officer or Laidlaw, not to be unreasonably withheld.

(c) All funds received by Executive on behalf of the Company, if any, shall be held in trust for the Company and shall be delivered to the Company as soon as possible.

2.       COMPENSATION AND EXPENSE

         For all services rendered by Executive to the Company, the Company shall compensate the Executive as follows:

(a) BASE SALARY. The base salary payable to Executive shall be not less than $325,000 per year payable in accordance with the Company's customary pay practices,


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

(b) ANNUAL PERFORMANCE BONUS. Executive shall be eligible for an annual bonus in the amount of $800,000 per year subject to the Company achieving earnings growth at the level agreed to by the Executive and the Chief Executive Officer of Laidlaw. Executive shall remain eligible for this annual bonus for five years from the date hereof, or, if earlier, until his employment with the Company has been terminated. The annual bonus shall be paid to the Executive after each fiscal year at such time as annual performance bonuses would normally be paid to senior executives of Laidlaw.

         Should the Company, in any year, not achieve the specified earnings target, but achieve 80% of the target, Executive shall be entitled to receive 50% of the annual bonus plus a percentage of the balance equal to the percentage of the target achieved between 80% and 100%. Should the Executive remain employed by the Company for five years from the date hereof and not have received the maximum bonus hereunder in each of the five years, the Executive shall be eligible for an additional bonus not to exceed the aggregate unpaid amounts, in accordance with criteria agreed to by the Executive and the Chief Executive Officer of Laidlaw.

(c) RETENTION BONUS. In order to induce Executive to remain in his position with the Company and to accept the responsibilities arising from the management of the Company following the Offer and the Merger, the Company will pay, or cause to be paid to Executive on execution of agreement, an amount in cash equal to $786,544.

         Executive shall be entitled to receive a pro rata portion of the 1997 fiscal bonus to August 31, 1997, determined on a basis consistent with previous years, which bonus shall be payable at the time other annual bonuses are paid to executives and shall not exceed $110,000.

(d) EXPENSES. Executive shall be entitled to reimbursement for expenses incurred on behalf of the Company in the performance of his duties hereunder, consistent with the Company's reimbursement policies.

(e) AUTOMOBILE ALLOWANCE. Executive shall receive an automobile allowance in the amount of $1,172 per month and shall be reimbursed for the cost of automobile insurance which is intended to cover all expenses relating to Executive's automobile.

(f) DISABILITY. Executive shall be entitled to receive for a period of up to six (6) months his base salary and a pro rata portion of his bonus during such time as, because of illness or physical or mental disability or other incapacity, he is unable to perform his duties under this Agreement Such amounts payable shall be offset by any amounts paid to Executive under disability insurance policies maintained by the Company.

(g) STOCK OPTIONS. As soon as practicable following the date hereof, the Company will cause Laidlaw to grant to Executive an option to purchase 30,000 Common Shares of Laidlaw at an exercise price equal to the fair market value of such common stock at the time of the grant, such options to vest consistent with the terms of the Laidlaw stock option plan under which such options are issued. Annual grants to the Executive shall be proposed to the compensation committee of Laidlaw's board of directors at levels consistent with other Laidlaw executives.

(h) OTHER BENEFITS. Executive shall be entitled to participate in the Company's employee benefit programs to the extent that his position, title, and tenure make him eligible to participate therein, and subject to and on a basis consistent with the terms, conditions and overall administration of such programs, including, but not necessarily limited to participation in the Company's 401(k) plan and health, vision and dental coverage. In addition to the benefits described above, Executive shall be entitled to the benefits set forth on Annex A hereto.

3.       NON-COMPETITION AGREEMENT: TRADE SECRETS

(a) Executive agrees that, for the greater of four years from the date hereof and one year following termination of his employment with the Company for any reason, he shall not, directly or indirectly, for himself or on behalf of, or in conjunction with, any other person, company, partnership, corporation or business of whatever nature:

         (i) knowingly call upon any past or present customer of the Company or any of its subsidiaries (including any such customer obtained by the Executive,) for the purpose of soliciting or selling any services or products in competition with the medical transportation services or emergency department management services business of the Company or any of its subsidiaries or affiliates;

         (ii) knowingly call upon any employee of the Company or any of its subsidiaries for the purpose or with the intent of enticing them away from or out of the employ of the Company or any of its subsidiaries for any reason whatsoever;

         (iii) establish, enter into, be employed by or for, advise, consult with or become an owner in or a part of, any company, partnership, corporation or other business entity or venture, or in any way engage in business for himself or for others, that competes with the Company or its affiliates in the business of providing medical transportation services or emergency department management services within the United States of America or within 100 miles of any location in which the Company or any of its subsidiaries conducts business; or

         (iv) call upon any prospective acquisition candidates in the medical transportation services or emergency department services business on Executive's own behalf or on behalf of an competitor, which candidate was either called upon by the Executive or for which Executive made an acquisition analysis for the Company.

         Ownership of not more than five percent of the voting stock of a corporation whose stock is traded on a national securities exchange or over-the-counter shall not of itself constitute a violation of this paragraph 3(a).

(b) Executive agrees that he will not, during or after the term of his employment with the Company, disclose or use for his personal benefit information relating to the customers or other trade secrets (whether in existence or proposed) of the Company or any of its subsidiaries, of any other confidential information of the Company or its subsidiaries to any person, firm, partnership, corporation or business for any reason or purpose whatsoever.

(c) Because of the difficulty of measuring economic losses to the Company and its subsidiaries as a result of the breach of any of the foregoing covenants, and because of the immediate and irreparable damage that would be caused to the Company and its subsidiaries for which they may have no other adequate remedy, Executive agrees that, in the event of a breach by him of any of the foregoing covenants, the Company, or any of its subsidiaries may, in addition to obtaining any other remedy or relief available to it, enforce the foregoing covenants by all equitable relief, including injunctions and restraining orders.

(d) The covenants in this paragraph 3 are severable and separate, and the unenforceability of any specific covenant shall not affect the provisions of any other covenant. Moreover, in the event any court of competent jurisdiction shall determine that the scope, time or territorial restrictions set forth are unreasonable, then it is the intention of the parties that such restrictions be enforced to the fullest extent which the court deems reasonable, and this Agreement shall thereby be reformed.


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

(e) It is specifically agreed that the post-termination non-competition period referred to in paragraph 3(a) shall be computed by excluding from such computation any time during which Executive is in violation of any provision of this paragraph 3 as determined by a final and nonappealable decree of a court of competent jurisdiction.

4. Return of Company Property. All records, plans, memoranda, lists and other property delivered to Executive by or on behalf of the Company or any of its subsidiaries or affiliates or by a customer of any of them (including but not limited to, any such customers obtained by Executive), and all records compiled by the Executive which pertain to the business of the Company or any of its subsidiaries shall be and remain the property of the Company or such subsidiary or affiliate, as the case may be, and be subject at all times to its discretion and control. Likewise, all correspondence with customers or representatives, reports, records, charts, advertising materials, and any data collected by Executive, or by or on behalf of the Company, any of its respective subsidiaries or affiliates or any representative of any of them shall be delivered promptly to the Company without request by them upon termination of Executive's employment.

3. Inventions. Executive shall disclose promptly to the Company any and all conceptions and ideas for inventions, improvements, discoveries and works, whether or not patentable or copyrightable, which are conceived or made by Executive solely or jointly with another during the period of employment or within one (1) year thereafter and which are related to the business or activities of the Company or any of its subsidiaries or affiliates or which Executive conceives as a result of employment by the Company (collectively, "Proprietary Rights"), and Executive hereby assigns and agrees to assign all his interests therein to the Company or its nominee. All copyrightable Proprietary Rights shall be considered to be "works made for hire". Whenever requested to do so by the Company, Executive shall execute any and all applications, assignments or other instruments and do such other acts that the Company shall request to apply for and obtain Letters Patent of the United States or any foreign country or to otherwise protect the Company's interest therein. These obligations shall continue beyond the termination of employment with respect to inventions, improvements, discoveries and works, whether or not patentable or copyrightable, conceived, made or acquired by Executive during the period of employment or within one (1) year thereafter, and shall be binding upon Executive's assigns, executors, administrators and other legal representatives. Notwithstanding the provisions of this Paragraph 5, articles or other writings which are written or co-written for inclusion in academic or other periodicals, journals, monographs or professionals shall remain the property of Executive and may be copyrighted by Executive or such publication.

6.       Term: Termination: Rights of Termination.

(a) The initial term of Executive's employment with the Company hereunder shall, unless terminated as herein provided, continue for a term of three (3) years ending on the third anniversary of the date of the Merger. On the third anniversary of the date of the Merger, unless either party has given prior written notice of nonrenewal at least 90 days prior to the date of such anniversary, the term of Executive's employment with the Company shall automatically be renewed for an additional three (3) year term commencing on such anniversary, on the same terms and conditions contained herein, unless otherwise terminated as herein provided. The Executive's employment with the Company may be terminated in any one of the following ways:

         (i) the death of Executive or the inability of Executive, because of illness or physical or mental disability or other incapacity which continues for a period in excess of six months, to perform his duties under this Agreement shall terminate Executive's employment.

         (ii) the Company may terminate the Executive's employment following ten-days' written notice to Executive for good cause, which includes the following ("Good Cause"):

                 (A) Executive's willful and knowing material breach of this Agreement which results in material detriment to the Company;

                 (B) Executive's fraud or gross negligence with respect to the business or affairs of the Company resulting in material detriment to the Company or if Executive is convicted of a felony involving fraud, dishonesty or moral turpitude;

                 (C) Executive's exclusion from participation in Medicare, Medicaid or any other governmental third party reimbursement program, for any reason, or if Executive has had material civil money penalties or assessments imposed on him under any federal or state law involving Medicare, Medicaid or any other governmental third party reimbursement program;

                 (D) alcohol or drug abuse, or sexual harassment by Executive as determined by the final decision of a court of competent jurisdiction which results in material detriment to the Company;

         (iii) Executive may terminate his employment following 30-days' written notice to the Company for Good Reason. The Executive shall have "Good Reason" to terminate employment if: (A) the Executive's duties, responsibilities or authority as an executive or office to which he has been appointed are materially reduced or diminished from those in effect as of the commencement of his employment hereunder without the Executive's consent, (B) the Executive's compensation or benefits are reduced; (C) the Company requires that the Executive's employment be based other than at Dallas, Texas without his consent;
         (D) the Company materially breaches any of the provisions of this Agreement; or (F) the failure of the Company to require a successor to its business to assume this agreement.

         (iv) At any time after the commencement of Executive's employment with the Company, the Company or Executive may, without cause, terminate the Executive's employment thirty days after written notice is provided to the other party.

(b) Upon termination of Executives employment pursuant to clause (i) of paragraph 6(a), by Executive pursuant to clause (iii) of paragraph 6(a), or by the Company pursuant to clause (iv) of paragraph 6(a), Executive or his heirs, as the case may be, shall be entitled to receive (i) all cash compensation earned under this Agreement to the date of termination including the pro rata portion of any performance bonus payable for the year during which the termination occurred plus
         (ii) base compensation as in effect on the day prior to termination for an additional period of one year and subject to any employee contribution applicable to the Executive on the date of termination, for a one year period following the date of termination the Company shall continue to pay for the cost of the Executive's participation in the Company's group life, disability, medical and dental insurance plans provided that the Executive is entitled to continue such participation under applicable state and federal law and plan terms.

(c) Upon termination of Executive's employment by the Company pursuant to clause (ii) of paragraph 6(a), or by the Executive pursuant to clause
         (iv) of paragraph 6(a), Executive shall be entitled to receive all base cash compensation earned under this Agreement to the date of termination. Such termination of the Executive's employment shall not otherwise accelerate the payment date of any monies accrued or accruing to the account of Executive as a result of any bonuses or other compensation, nor shall termination vest in Executive any right in connection therewith.

(d) If during the term of this agreement a Change of Control of the Company occurs as a result of Laidlaw disposing of majority control of the Company, and during the two (2) year period commencing on the effective date of such Change of Control, the Executive's employment is terminated by the Company other than for Good Cause, or by the Employee for Good Reason, in addition to the benefits Executive is eligible to receive under paragraph 6(b) above but excluding the amount specified in 6(b)(ii), Executive shall be entitled to the following benefits;

         1. Any outstanding stock options, restricted stock, or other form of stock-based grant or award previously granted to Executive by the Company, to the extent vested in Executive as of the date of such Termination of Employment, shall remain exercisable in accordance with the terms of the plan.

         2. For a two-year period following such termination of employment, the Executive shall not lose his eligibility for health, dental, life, or disability benefits under any Executive benefit plan, policy, arrangement, or program (regardless of whether such program is maintained for Executives in general, highly-compensated Executives
         (as that term is defined in Section 414(q) of the Internal Revenue
         Code of 1986, as amended (the "Code")), non-highly compensated Executives, or for a select group of management Executives or highly-compensated Executives (described in 29 CFR Section 2520.104-24)) at the same employee cost and benefit levels as prior to the change of control. In the event that under the terms of such plan, policy, arrangement, or program, the Executive's termination of employment results in a loss of such coverage, the Company shall immediately purchase comparable coverage for Executive for any portion of the 24-month period so remaining. Following this period, Executive shall be entitled to receive continuation coverage under COBRA, treating the end of this period as a termination of Executive's employment other than for gross misconduct.

         3. Immediately following such Termination of Employment, the Company shall pay to Executive an amount equal to two (2) times the sum of:

                 (A) Executive's annual base rate of pay determined as of the greater of (x) the year in which the termination of employment occurs, or (y) the beginning of the calendar year coinciding with or next preceding such Change in Control; plus


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

                 (B) the greater of (x) the average of the last three annual performance bonuses paid to the Executive under paragraph 2(b) of this Agreement prior to such Change in Control, or (y) the average of the first three annual incentive bonuses paid to Executive under paragraph 2(b) of this Agreement immediately prior to such termination of employment.


                 Such amount shall be paid in cash to the Executive within 30 days of such termination of employment.

         4. If, in the written opinion of a national accounting firm engaged by either the Company or the Executive for this purpose (at the Company's expense), or if so alleged by the Internal Revenue Service, the aggregate of the benefit payments hereunder (other than under this subparagraph 6(c)(4)) would cause the payment of one or more of such benefits to constitute an "excess parachute payment" as defined in Section 280G(b) of the Code, then the Company will pay to the Executive an additional amount in cash (the "Gross-Up Payment") equal to the amount necessary to cause the net amount retained by the Executive, after deduction of any (i) excise tax on the payments hereunder (other than under this subparagraph 6(c)(4), (ii) federal, state or local income tax on the Gross-Up Payment, and (iii) excise tax on the Gross-Up Payment, to be equal to the aggregate remuneration the Executive would have received hereunder, excluding such Gross-Up Payment (net of all federal, state and local excise and income taxes), as if Sections 280G and 4999 of the Code (and any successor provisions thereto) had not been enacted into law. The Gross-Up Payment provided for in this subparagraph shall be made within thirty (30) days after termination of Executive's employment, provided, however, that if the amount of the payment cannot be finally determined at the time, the Company shall pay to Executive an estimate as determined in good faith by the Company of such payments (together with interest at the rate provided in section 1274(b)(2)(B) of the Code) as soon as the amount thereof can be determined but in no event later than the forty fifth
         (45th) day after the Termination of Employment date.

         5. For purposes of this Agreement, a "Change of Control" shall be defined as (A) an event or series of events by which any "person" or "group" (as such terms are defined in Sections 3(a)(9) and 13(d) of the Securities Exchange Act of 1934, hereinafter known as the "Act"), together with its or their "affiliates" and "associates" (as defined in Rule 13d-3 of the Act), becomes the "Beneficial Owner" (as defined in Rule 13d-3 of the Act, modified to include, without regard to the 60-day period referred to in such Rule, all shares that such person or group has the right to acquire pursuant to any agreement or arrangement, or upon exercise of conversion rights, warrants or options, or otherwise), directly or indirectly, of securities of the Company having 51% or more of the total number of votes entitled to be cast for the election of the Board of Directors of the Company. (B) the sale or transfer of 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole); or (C) at any time (i) the Company shall consolidate with, or merge with, any other person and the Company shall not be the continuing or surviving corporation, (ii) any person shall consolidate with, or merge with the Company, and the Company shall be the continuing or surviving corporation and in connection therewith, all or part of the outstanding Company stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property, or (iii) the Company shall be a party to a statutory share exchange with any other person. Notwithstanding anything in the foregoing to the contrary, any events occurring in connection with the stock of the Company becoming publicly traded on a national exchange shall not constitute a "Change in Control".

(e) In the event of termination of Executive's employment for any reason provided in this paragraph 6, all rights and obligations of the Company and Executive, under this Agreement shall cease immediately, except that Executives obligations under paragraphs 1(c), 3, 4, 5 and 7 hereof shall survive such termination, and thereafter Executive shall have the right to receive, and the Company shall be obligated to pay, the compensation as set forth in paragraphs 6(b), 6(c) or 6(d), as the case may be.

7. REPRESENTATIONS OF EXECUTIVE. Executive has represented and hereby represents and warrants to the Company that he is not subject to any restriction or non-competition covenant in favor of a former employer or any other person or entity, and that the execution of this Agreement by Executive and his employment by the Company and the performance of its duties hereunder will not violate or be a breach of any agreement with a former employer or any other person or entity and Executive agrees to indemnify the Company for any claim by any third party that such third party may now have or may hereafter come to have against the Company based upon or arising out of any non-competition agreement or invention and secrecy agreement between Executive and such third party.

8. COMPLETE AGREEMENT. There are no oral representations, understandings or agreements with the Company or any of its officers, directors or representatives covering the same subject matter as this Agreement and this Agreement supersedes any prior agreement or understanding between the Company and the Executive with respect to his employment including without limitation that certain Employment Agreement between the Company and the Executive dated February 5,

         1992. This Agreement is the final, complete and exclusive statement and expression of this Agreement among the Company and Executive and of all the terms of this Agreement, and it cannot be varied, contradicted or supplemented by evidence of any prior or contemporaneous oral or written agreements. This Agreement may not be later modified except by a further writing signed by the parties, and no term of this Agreement may be waived except by writing signed by the party waiving the benefit of such terms.

9. NO WAIVER. No waiver by the parties hereto of any default or breach of any term, condition or covenant of this Agreement shall be deemed to be a waiver of any subsequent default or breach of the same or any other term, condition or covenant contained herein.

10. ASSIGNMENT: BINDING EFFECT. Executive understands that he has been selected for employment by the Company on the basis of his personal qualifications, experience and skills. Executive agrees therefore, that he cannot assign all or any portion of this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the parties thereto and their respective heirs, successors and assigns. The Company agrees to require any purchaser, successor or assigns to assume the obligations hereunder and to agree to be bound by the terms hereof. Laidlaw Inc. has executed this agreement to guarantee performance by the Company.

11. NOTICE. Whenever any notice is required hereunder, it shall be given in writing addressed as follows:

         To the Company:           c/o Laidlaw Inc.
                                  3221 North Service Road
                                  Burlington, Ontario
                                  L7R 3Y8

                                  Attention: Chief Executive Officer
                                  Fax: 905-332-6550

         To Executive:                  William F. Miller


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

         Notice shall be deemed given and effective three (3) days after the deposit in the U.S. mail of a writing addressed as above and sent first class mail, certified, return receipt requested, or when actually received. Either party may change the address for notice by notifying the other party of such change in accordance with this paragraph 11.

12. SEVERABILITY: HEADINGS. If any portion of this Agreement is held invalid or inoperative, the other portions of this Agreement shall be deemed valid and operative and, so far as is reasonable and possible, effect shall be given to the intent manifested by the portion held invalid or inoperative. The paragraph headings herein are for reference purposes only and are not intended in any way to describe, interpret, define or limit the extent or intent of this Agreement or of any part hereof.

13. MISCELLANEOUS. This Agreement shall in all respects be construed according to the laws of the State of Texas. The parties agree that any court proceeding shall be before a judge alone and waive trial by jury. This Agreement may be executed in any one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.



         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


EXECUTIVE:


----------------------------------------------
William F. Miller, Individually

EMCARE HOLDINGS, INC.



by:
   -------------------------------------------
Name:
Title:

LAIDLAW INC.

by:
   -------------------------------------------
Name:
Title:


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

                                    ANNEX A
                                 OTHER BENEFITS


1. Fees or dues reasonably incurred by Executive for country club and athletic club membership.

2.       Term and whole life insurance (annual premium approximately $9,500).

3.       Disability policy (annual premium approximately $3,100).




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